JCDecaux

05011295

82-34631

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, 13th September 2005

SUPPL

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated 13th September 2005 in relation to JCDecaux acquiring Texon, the n° 1 street furniture advertising company in Hong Kong.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING SECTION
SEP 15 2005
WASH. D.C. 199

Enc.

dw 9/20

JCDecaux SA
Siège Social :17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

JCDecaux acquires Texon, the N°1 Street Furniture advertising company in Hong Kong

Out of Home Media

Paris, 13 September 2005 - JCDecaux SA (Euronext Paris : DEC), the number one outdoor advertising company in Europe and number two worldwide, announced today that it has acquired Texon International Limited ("Texon"), Hong Kong's N°1 bus shelter advertising company for a cash consideration of 153.0 MHK$ (€ 15.8 million). The acquisition strengthens JCDecaux's already leading position in outdoor advertising in China.

Texon operates the advertising on Hong Kong's world-class bus shelter networks under long-term franchises for the three leading bus operators. In total, the network encompasses more than 4,800 advertising panels and reported total revenues of HK$71.1 million (€ 7.6 million) in the year ended 31 December 2004.

During the year, JCDecaux has significantly strengthened its position in the rapidly growing outdoor advertising market in China. In January, the Group became an exclusive partner of Airports of Shanghai through a 15 year contract, and in April acquired MediaNation, one of the leading Chinese outdoor company with large transport advertising contracts in major cities in the country.

Jean-Charles Decaux, Co-CEO of JCDecaux, said: *"The acquisition of Texon provides us with a pre-eminent advertising bus shelter network in Hong Kong, a city which forms a core component for our strategic growth plans in the Chinese market. Texon's management team will operate our Street Furniture contracts in Hong Kong and Macau and will be a valuable addition to our current Hong Kong team, which will continue to separately operate our subway and airport advertising business in both cities. This acquisition further strengthens our outdoor advertising leadership in China, which is the fastest growing advertising market worldwide."*

Key Information on the Group

- *2004 revenues: €1,627.3 million; H1 2005 revenues: €833.7 million*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100 and FTSE4Good indexes*
- *N°1 worldwide in street furniture (311,000 faces)*
- *N°1 worldwide in airport advertising with 155 airports and more than 150 transport contracts in metros, buses, trains and tramways (208,000 faces)*
- *N°1 in Europe for billboards (197,000 faces)*
- *716,000 advertising faces in 45 countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *7,500 employees*

Press Relations
Agathe Albertini
Tel : +33 (0)1 30 79 34 99
Fax : +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel : +33 (0)1 30 79 79 93
Fax : +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr